Mail Stop 3561

May 28, 2010

Paul Gaynor
Chief Executive Officer
First Wind Holdings Inc.
179 Lincoln Street, Suite 500
Boston, MA 02111

> **Re:** **First Wind Holdings Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-152671**

Dear Mr. Gaynor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Risk Factors, page 15</u>

1. We note your response to comment two in our letter dated April 12, 2010. However, it appears that you can quantify the future aggregate payments under the tax receivable agreement assuming no material changes in the relevant tax law and that you can earn sufficient taxable income to realize the full tax benefits generated by such exchanges. You could also provide this information at an assumed price of the midpoint of the price range set forth on the cover of the prospectus. We would not object if you noted that the amount and timing of these payments might vary depending on the factors you disclose beginning on page 166. Please revise or expand your analysis explaining why you believe such calculation would not be material to investors.

Consolidated Financial Statements, page F-1

Condensed Consolidated Financial Statements, page F-44

Notes to Condensed Consolidated Financial Statements, page F-47

Note 7. Derivative Financial Instruments, page F-56

2. Please disclose information that enables users of the financial statements to understand the volume of your activity in derivative instruments. Refer to FASB ASC 815-10-50-1A:d.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph A. Hall, Esq.
        Davis Polk & Wardwell LLP
        Via Facsimile